CUSIP NO. 26658A107	13D	Page 1 of 14

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. _____)*

Durata Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26658A107

(CUSIP Number)

Nathalie Auber

Sofinnova Ventures, Inc.

2800 Sand Hill Road, Suite 150

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Jonathan Goodwin, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5243

July 24, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26658A107	13D	Page 2 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Venture Partners VII, L.P. (“SVP VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,271,330 shares, except that Sofinnova Management VII, L.L.C. (“SM VII”), the general partner of SVP VII, may be deemed to have sole voting power, and Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”) and Eric P. Buatois (“Buatois”), the managing members of SM VII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

2,271,330 shares, except that SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,271,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	13.2%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP NO. 26658A107	13D	Page 3 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Management VII, L.L.C. (“SM VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,271,330 shares, all of which are owned directly by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

2,271,330 shares, all of which are owned directly by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,271,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	13.2%
14	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP NO. 26658A107	13D	Page 4 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

2,271,330 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Powell, a managing member of SM VII, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

2,271,330 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Powell, a managing member of SM VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,271,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	13.2%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 26658A107	13D	Page 5 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,250 ordinary shares.
	8

SHARED VOTING POWER

2,271,330 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Healy, a managing member of SM VII, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER 6,250 ordinary shares.
	10

SHARED DISPOSITIVE POWER

2,271,330 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Healy, a managing member of SM VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,277,580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	13.2%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 26658A107	13D	Page 6 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Eric P. Buatois (“Buatois”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. Permanent Resident

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

2,271,330 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Buatois, a managing member of SM VII, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

2,271,330 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Buatois, a managing member of SM VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,271,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	13.2%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 26658A107	13D	Page 7 of 14

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.01 per share (“Common Stock”), of Durata Therapeutics, Inc., a Delaware corporation (“Issuer”). This Schedule 13D is being filed by Sofinnova Venture Partners VII, L.P., a Delaware limited partnership (“SVP VII”), Sofinnova Management VII, L.L.C., a Delaware limited liability company (“SM VII”), Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), and Eric P. Buatois (“Buatois” and collectively with SVP VII, SM VII, Powell, and Healy, “Reporting Persons”).

ITEM 1.	SECURITY AND ISSUER.

(a) The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b) The Issuer’s principal executive offices are located at 89 Headquarters Plaza North, 14th Floor, Morristown, New Jersey 07960.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) The persons and entities filing this Schedule 13D are SVP VII, SM VII, Powell, Healy, and Buatois. SM VII, the general partner of SVP VII, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP VII. Healy may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Healy.

(b) The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Ventures, 2800 Sand Hill Road, Suite 150, Menlo Park, California 94025.

(c) The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP VII is to make investments in private and public companies, and the principal business of SM VII is to serve as the general partner of SVP VII. Powell, Healy and Buatois are the managing members of SM VII.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SVP VII is a Delaware limited partnership. SM VII is a Delaware limited liability company. Powell and Healy are U.S. citizens. Buatois is a U.S. permanent resident.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 11, 2009, SVP VII entered into a Stockholders and Subscription Agreement (as amended, the “Agreement”) pursuant to which such fund acquired from the Issuer an aggregate 2,470,587 shares of Series A Preferred Stock for a purchase price of $1.00 per share, or $2,470,587 in the aggregate. On July 30, 2010, SVP VII acquired from the Issuer an additional 877,193 shares of Series A Preferred Stock for a purchase price of $1.00 per share, or $877,193 in the aggregate, in an additional closing under the Agreement. On January 18, 2011, SVP VII acquired from the Issuer an additional 2,442,558 shares of Series A Preferred Stock for a purchase price of $1.00 per share, or $2,442,558 in the aggregate, in an additional closing under the Agreement. On September 1, 2011, SVP VII acquired from the Issuer an additional 3,837,210 shares of Series A Preferred Stock for a purchase price of $1.00 per share, or $3,837,210 in the aggregate, in an additional closing under the Agreement. On March 15, 2012, SVP VII acquired from the Issuer an additional 3,837,210 shares of Series A Preferred Stock for a purchase price of $1.00 per share, or $3,837,210 in the aggregate, in an additional closing under the Agreement.

CUSIP NO. 26658A107	13D	Page 8 of 14

On February 28, 2012, Healy was granted an option to purchase 50,000 shares of Common Stock, which he exercised on April 2, 2012. In connection with such exercise, Healy entered into a restricted stock agreement which subjected such shares to a right of repurchase by the Issuer.

In connection with preparing for the Issuer’s initial public offering of Common Stock, the Issuer’s board of directors and stockholders approved a conversion of the Issuer’s Common Stock on a 1 for 0.125 basis. Such conversion became effective on July 6, 2012.

In connection with the Issuer’s initial public offering of Common Stock, which closed on July 24, 2012 (“Offering”), the shares of preferred stock previously acquired by SVP VII were converted into Common Stock on a 1 for 0.125 basis.

SVP VII purchased 588,236 shares of the Common Stock at $9.00 per share in the Offering, or $5,294,124.00 in the aggregate.

The source of the funds for all purchases by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 17,240,363 shares of Common Stock reported to be outstanding immediately after the Offering on the Issuer’s Prospectus filed under Rule 424(b)(4), filed with the Securities Exchange Commission on July 20, 2012 (“Prospectus”).

CUSIP NO. 26658A107	13D	Page 9 of 14

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of SVP VII, the general partner and limited partners of such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the acquisition of the preferred stock of the Issuer, the Reporting Persons and certain other investors entered into an Investors’ Rights Agreement, entitling such parties to the registration of their shares, including demand and piggyback registration rights, as more fully described in the Prospectus and incorporated herein by reference.

On July 18, 2012, SVP VII entered into an agreement for the benefit of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC as representatives of the several underwriters named in the underwriting agreement in connection with the Offering and confirmed and agreed that the Common Stock purchased in the Offering shall not be sold, transferred, assigned, pledged or hypothecated for a period of three months following the effective date of the Offering.

Healy, in his capacity as a director of the Issuer, and along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer, as more fully described in the Prospectus and incorporated herein by reference.

In connection with the Issuer’s initial public offering, the Reporting Persons and certain other persons entered into a lock-up agreement and agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock (other than such shares acquired in the Offering as described above) or any securities convertible into or exchangeable for shares of Common Stock, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of Common Stock or such other securities, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC for a period of 180 days from the date of the Underwriting Agreement, subject to certain exceptions. Such lock-up period is more fully described in the Prospectus and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing.
EXHIBIT B	Power of Attorney.
EXHIBIT C	Letter regarding lock-up, dated as of July 18, 2012, signed by SVP VII.
EXHIBIT D	Investors’ Rights Agreement, dated December 11, 2009, by and among the Issuer and the holders of Common Stock issuable upon the Conversion listed in Schedule A thereto, incorporated herein by reference to Exhibit 10.6 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-180280), filed with the SEC on July 9, 2012.
EXHIBIT E	Lock-up Agreement, dated as of March 21, 2012, by and among SVP VII, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters named in the underwriting agreement in connection with the IPO, the form is incorporated herein by reference to Exhibit B of Exhibit 1.1 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-180280), filed with the SEC on July 9, 2012.
EXHIBIT F	Form of Indemnification Agreement for Directors and Officers, the form is incorporated herein by reference to Exhibit 10.15 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-180280), filed with the SEC on May 18, 2012.

CUSIP NO. 26658A107	13D	Page 10 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 30, 2012

SOFINNOVA VENTURE PARTNERS VII, L.P.,
a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VII, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VII, L.L.C.,
a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
ERIC P. BUATOIS

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 26658A107	13D	Page 11 of 14

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing.
B	Power of Attorney.
C	Letter regarding lock-up, dated as of July 18, 2012, signed by SVP VII.
D	Investors’ Rights Agreement, dated December 11, 2009, by and among the Issuer and the holders of Common Stock issuable upon the Conversion listed in Schedule A thereto, incorporated herein by reference to Exhibit 10.6 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-180280), filed with the SEC on July 9, 2012.
E	Lock-up Agreement, dated as of March 21, 2012, by and among SVP VII, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters named in the underwriting agreement in connection with the IPO, the form is incorporated herein by reference to Exhibit B of Exhibit 1.1 to Amendment No. 4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-180280), filed with the SEC on July 9, 2012.
F	Form of Indemnification Agreement for Directors and Officers, the form is incorporated herein by reference to Exhibit 10.15 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-180280), filed with the SEC on May 18, 2012.

CUSIP NO. 26658A107	13D	Page 12 of 14

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Durata Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: July 30, 2012

SOFINNOVA VENTURE PARTNERS VII, L.P.,
a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VII, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VII, L.L.C.,
a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
ERIC P. BUATOIS

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 26658A107	13D	Page 13 of 14

exhibit B

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates Sofinnova Management VII, L.L.C. or such other person or entity as is designated in writing by James I. Healy (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Nathalie Auber (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

SOFINNOVA VENTURE PARTNERS VII, L.P.,
a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VII, L.L.C.,
a Delaware Limited Liability Company
Its General Partner

By:	/s/ James I. Healy
James I. Healy
Managing Member

SOFINNOVA MANAGEMENT VII, L.L.C.,
a Delaware Limited Liability Company

By:	/s/ James I. Healy
James I. Healy
Attorney-in-Fact

By:	/s/ James I. Healy

By:	/s/ Michael F. Powell

By:	/s/ Eric P. Buatois

CUSIP NO. 26658A107	13D	Page 14 of 14

exhibit C

Purchase of Common Stock

in the Initial Public Offering of Durata Therapeutics, Inc.

As of July 18, 2012

In connection with the purchase by the undersigned of shares of common stock, par value $0.01 per share (the “Common Stock”), of Durata Therapeutics, Inc. (the “Company”) in the Company’s currently contemplated initial public offering being underwritten by a syndicate of underwriters represented by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC (the “IPO”), the undersigned hereby confirms and agrees that the Common Stock purchased in the IPO shall not be sold, transferred, assigned, pledged or hypothecated for a period of three months following the effective date of the IPO.

SOFINNOVA VENTURE PARTNERS VII, L.P.
By: Sofinnova Management VII, L.L.C.
Its: General Partner

By:	/s/ James I. Healy
Name: James I. Healy
Title: Managing Member